September 8, 2005

VIA EDGAR

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:

Kinder Morgan, Inc. (CIK: 0000054502)

Request for Withdrawal of Form Type: U-1

Application No. 070-10325

Ladies and Gentlemen;

Pursuant to Rule 477 (a) under the Securities Act of 1933, we hereby request the immediate withdrawal of the Form U-1 application for Kinder Morgan, Inc. (the “Company”) under the File No. 070-10325 (“Application”) (EDGAR submission type U-1) accepted by the Securities and Exchange Commission on July 21, 2005 (Accession Number: 0000054502-05-000046).

The application is no longer warranted because, as stated in the Notification of Foreign Utility Company Status on Form U-57 filed by the Company on September 8, 2005, Gas Natural del Noroeste, S.A. de C.V. is a “foreign utility company” under the Public Utility Holding Company Act of 1935 (the “1935 Act”) and is, accordingly, not a public-utility company under the 1935 Act. Accordingly, we request a withdrawal of the Application by the Commission as soon as possible.

If you have any questions regarding the Application for withdrawal, please contact Joseph Listengart, Vice President and General Counsel, at (713) 369-9000.

Sincerely,

Kinder Morgan, Inc.

By: /s/ Joseph Listengart

Joseph Listengart

Secretary and Director